

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2006

Mr. Judson F. Hoover
Chief Financial Officer
Ness Energy International, Inc.
4201 East Interstate 20
Willow Park, Texas 76087

> **Re: Ness Energy International, Inc.**
> **Forms 10-KSB, 10-KSB/A1, 10-KSB/A2 and 10-KSB/A3**
> **for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005, April 8, 2005, April 18, 2005 and May 12, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **March 31, 2005, June 30, 2005 and September 30, 2005**
> **Filed May 16, 2005, August 19, 2005 and November 29, 2005**
> **Response Letters Dated September 14, 2005, November 16, 2005,**
> **December 21, 2005 and May 5, 2006**
> **File No. 0-10301**

Dear Mr. Hoover:

        We have reviewed your response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.   Please submit your response letters under this heading in electronic format on Edgar as Correspondence as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

2.   We note in the final paragraph of your response letter dated May 5, 2006 your position that you do not believe an amended Form 10-KSB for the fiscal year ended December 31, 2004 is warranted to address the comments resulting from our review of your annual report. You verbally communicated to us that you intend to amend your Form 10-KSB for the fiscal year ended December 31, 2005 to address our comments. However, we note that the Amendment No. 1 to your Form 10-KSB for the fiscal year ended December 31, 2005, filed May 17, 2006, did not provide the disclosure revisions and the restatement of the 2004 consolidated statement of cash flows to address comments one and two in our letter dated January 18, 2006. Please confirm, if true, that you intend to amend your Form 10-KSB for the fiscal year ended December 31, 2005 to address our comments. To the extent you do not intend to restate your consolidated statement of cash flows for the year ended December 31, 2004 to properly reflect the change in "Asset retirement obligations" as a non-cash item, please provide us with your materiality analysis to support your position that amendment to correct the presentation is not warranted.

Form 10-KSB Amendment No. 1 for the Fiscal Year Ended December 31, 2005

Explanatory Notice, page 1

3.   We note your disclosure that the "Amendment No. 1 to [your] Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as originally filed on April 17, 2006, is being filed to correct certain errors in filing, including exhibits hereto." Please expand your disclosure to describe in more detail the purpose of your Amendment No. 1 filed on May 17, 2006 and the nature of the errors in filing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief